SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CALIFORNIA WATER SERVICE GROUP

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

130788102

(CUSIP Number)

Suzy Papazian

SJW Corp.

110 West Taylor Street

San Jose CA 95110

(408) 279-7961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Page 1 of 5 Pages)

CUSIP No. 130788102	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) SJW Corp. 77-0066628
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 976,958 shares
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 976,958 shares
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 976,958 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 130788102	SCHEDULE 13D	Page 3 of 5 Pages

This Amendment No. 1 amends the Schedule 13D (the “Schedule 13D”) previously filed by SJW Corp. with the Securities and Exchange Commission on January 11, 1993 relating to 549,976 shares common stock, $6.25 par value per share (the “Predecessor Shares”), of California Water Service Company, a California corporation (the “Predecessor Corporation”). On December 31, 1997, the Predecessor Shares were automatically exchanged for an equal number of shares of common stock, $0.01 par value per share (the “California Water Common Stock”) of California Water Service Group, a Delaware corporation (“California Water”), as part of a restructuring in which the Predecessor Corporation implemented a holding company structure for its business. Then, effective January 23, 1998, California Water effected a two-for-one split of the California Water Common Stock. Following this two-for-one split, SJW Corp. held 1,099,952 shares of California Water Common Stock.

This Amendment No. 1 amends the Schedule 13D as follows:

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D/A (Amendment No. 1) relates to the common stock, $0.01 par value per share (the “California Water Common Stock”), of California Water Service Group (“California Water”). The principal executive office of the California Water is:

California Water Service Group

1720 North First Street

San Jose, CA 95112

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D/A (Amendment No. 1) is being filed by SJW Corp. (“SJW”). The following information relates to SJW:

(a)	Name: SJW Corp.

(b)	Place of Incorporation: California

(c)	Principal Business: Holding Company

(d)	Address of Principal Business and Principal Office: SJW Corp., 110 West Taylor Street, San Jose, CA 95110

(e)	Criminal Convictions: None

(f)	Securities Violations: None

Item 4.	Purpose of Transaction:

Item 4 of the Schedule 13D is hereby amended and restated as follows:

During the prior 60 days, SJW sold the shares of California Water Common Stock on the dates and for the per share prices set forth on Annex I.

CUSIP No. 130788102	SCHEDULE 13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) SJW beneficially owns 976,958 shares of California Water Common Stock, representing approximately 4.7%1 of the outstanding shares of California Water Common Stock.

(b) SJW has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 976,958 shares of California Water Common Stock.

(c) See Item 4.

(d) No person other than SJW has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of California Water Common Stock.

(e) On September 17, 2010, SJW ceased to be the beneficial owner of more than five percent of the shares of California Water Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2010

SJW CORP.

By:	/s/ W. Richard Roth
W. Richard Roth, President and Chief Executive Officer

[1]

Percentage is based upon 20,802,361 shares of California Water Common Stock outstanding as of July 31, 2010 as reported by California Water in its quarterly report on Form 10-Q for the quarter ended June 30, 2010.

CUSIP No. 130788102	SCHEDULE 13D	Page 5 of 5 Pages

ANNEX I

Sales of Shares of Common Stock of California Water Service Group by SJW Corp.

Date	Number of Shares Sold	Price per Share ($)
09/13/2010	9,800	36.11
09/13/2010	200	36.12
09/15/2010	676	36.08
09/16/2010	129	36.08
09/17/2010	10,000	36.26
09/17/2010	10,000	36.46
09/17/2010	15,000	36.40
09/17/2010	300	36.67
09/17/2010	14,195	36.08
09/20/2010	4,400	36.44
09/20/2010	600	36.66
09/20/2010	4,600	36.58
09/20/2010	400	36.62
09/20/2010	38,423	36.52
09/21/2010	14,271	36.62

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